ANOORAQ RESOURCES CORPORATION QUARTERLY REPORT JANUARY 31, 2004

MANAGEMENT DISCUSSION AND ANALYSIS

Anooraq Resources Corporation ("Anooraq" or the "Company") is engaged in exploration and development of platinum group metals ("PGM") prospects in the Bushveld Complex of the Republic of South Africa. The large Complex is comprised of four areas or limbs, covering a total area of approximately 67,000 square kilometers.

Prior to January 2004, Anooraq had mainly focused on the acquisition and exploration of properties on the Northern Limb of the Bushveld Complex. The Northern Limb has excellent potential for discovery and development of large scale PGM deposit that are amenable to open pit mining. In 2003, programs were carried out in three areas of Anooraq's large land package in the Northern Limb, with very promising results from the Drenthe farm and the Rietfontein farm (in South Africa, mineral claims are commonly referred to as "farms"). African Minerals Ltd., a private affiliate of Ivanhoe Capital Corporation, is currently carrying out the exploration at Rietfontein.

In January 2004, management agreed to the terms for an agreement with a South African private company, Pelawan Investments (Proprietary) Limited ("Pelawan"), whereby Anooraq would acquire a 50% interest in the Ga-Phasha Project and expand its property interests to the Eastern Limb of the Bushveld. The Ga-Phasha property, located on the Eastern Limb approximately 250 kilometres northeast of Johannesburg, has significant mineral PGM resources already outlined as well as excellent additional potential. The transaction, which is subject to regulatory and shareholder approvals, constitutes a "reverse take-over" under the policies of the TSX Venture Exchange Inc. and will result in Pelawan initially owning approximately 63% of the issued and outstanding common shares of Anooraq and maintaining a majority ownership of Anooraq on a going-forward basis. The transaction will also position Anooraq to be a wholly constituted entity qualifying as a Black Economic Empowerment ("BEE") Company and affording the post-transaction Anooraq with additional opportunities and greater flexibility under South Africa's new mining laws.

Platreef Project – Drenthe-Overysel JV

The Drenthe mineral deposit is located in the Central Block of Anooraq's Northern Limb properties. The Company has carried out exploration in this area since 2000, outlining a significant mineral resource on the Drenthe and Witrivier farms.

In November 2003, the Company announced that it had entered in to a joint venture agreement with Potgietersrust Platinums Limited, a wholly owned subsidiary of Anglo American Platinum Corporation Limited (together "Anglo Platinum"), to explore and develop platinum group metals, gold, nickel and copper mineralization on Anooraq's Drenthe and Witrivier farms and the northern portion of Anglo Platinum's adjacent Overysel farm. Pursuant to the terms of the Joint Venture Agreement, Anooraq and Anglo Platinum will form an initial 50/50 Joint Venture ("the JV") to explore Drenthe and Witrivier and the northern portion of the Overysel farm for a period of up to five years. During that period, Anooraq will operate exploration programs, and spend up to ZAR 12.35 million on behalf of the JV. Anooraq will then have the option to proceed on a year-by-year basis and to take the project to a Bankable Feasibility Study ("BFS").

Once the BFS has been completed, either or both of the partners in the JV will have the option to proceed to exploitation. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. The ultimate Joint Venture interest allotted to Anooraq and Anglo Platinum will be determined according to the proportion of contained metal within the Drenthe deposit that lies on the ground contributed by each, as determined by the BFS. Anglo Platinum has the

ANOORAQ RESOURCES CORPORATION QUARTERLY REPORT JANUARY 31, 2004

option to dilute to a minimum 12.5% non-contributory interest, adjusted depending to the final PGM royalty established under the Mineral and Petroleum Royalty Bill, to a maximum of 15%. During development, the JV will be seeking a Black Economic Empowerment partner to participate in the project, with the JV partners dividing the remaining interest. If the Anooraq-Pelawan (Ga-Phasha) transaction, as described below, is completed as anticipated then Anooraq itself would be a Black Empowerment company and the JV would necessarily be in compliance with the legislation.

Anooraq and Anglo Platinum have undertaken to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum's facilities. Anglo Platinum recently completed construction of a new PGM smelter at Polokwane, located approximately 80 km east of the Drenthe property.

The southern limit of the Drenthe deposit has, until now, been defined by the boundary of the Drenthe and Overysel farms. The Company's joint venture agreement with Anglo Platinum offers the opportunity to determine the full extent of the Drenthe deposit towards the south. A 16,000-metre multi-rig program began in early January 2004, and involves infill drilling on the Drenthe farm and delineation of the southern extent of the deposit on the Overysel farm.

Ga-Phasha Project

The Ga-Phasha Project is a Black Economic Empowerment joint venture based on an existing agreement in principle between Anglo Platinum and Pelawan, and related to Anglo Platinum's intended PGM project expansion on the Eastern Limb. Pursuant to this agreement in principle, Pelawan will acquire a participation interest equal to 50% of the Ga-Phasha Project, and Anglo Platinum will retain the remaining 50% participation interest. Pelawan is a BEE company, whose shareholders comprise a consortium of broad based Historically Disadvantaged South Africans, and includes a management team with extensive technical and operational experience in the South African mining industry.

Under an agreement between Anooraq and Pelawan dated January 21, 2004 (the "Pelawan Agreement"), Anooraq will acquire Pelawan's rights to its 50% participation interest in the Ga-Phasha project in return for 91.2 million common shares of Anooraq ("the Consideration Shares") and a cash payment of not more than ZAR 9.25 million. The number of Consideration Shares issued takes into account the dilutive effect of financings undertaken in the future to develop a PGM mine at Ga-Phasha. Of the Consideration Shares, approximately 89 million shares ("the Lock-up Shareholding") will be held in escrow for the lesser of (i) six years from the date of issuance, or (ii) twelve months after the commencement of commercial production from the Ga-Phasha Project. Anooraq believes that this lock-up undertaking from Pelawan demonstrates Pelawan's commitment to developing a PGM mine at Ga-Phasha and to further grow Anooraq's PGM asset base organically and/or through acquisition opportunities available to BEE companies in South Africa. Under South African legislation, yet to come into effect, and as part of the overall agreements in respect of the Ga-Phasha Project related to the terms of BEE requirements, Pelawan will at all future times be required to hold a certain minimum number of the Consideration Shares. Consideration Shares having an aggregate value of C$10 million may be sold by Pelawan during the twelve-month period subsequent to the closing, subject to a controlled selling program. At the end of the twelve-month period, a reconciliation will occur such that the number of shares held by Pelawan at that time should represent 52% of the then fully diluted shares of Anooraq, ensuring that (post-merger) Anooraq will qualify as a BEE Company. To the extent that, due to dilutive financings undertaken by Anooraq, Pelawan's shareholding in Anooraq during such twelve-month period is less than 52% on a fully diluted basis, Anooraq will issue such number of shares as is required to make up the deficiency. If,

ANOORAQ RESOURCES CORPORATION QUARTERLY REPORT JANUARY 31, 2004

at the end of such twelve-month period, Pelawan holds any surplus shares, 48% of the surplus shares will be returned to the Anooraq treasury and cancelled.

The Pelawan Agreement is expected to close late April 2004. The closing requires, among other conditions, regulatory approvals from authorities in South Africa and Canada, finalization of a comprehensive joint venture agreement with Anglo Platinum, and approvals by the shareholders of both Pelawan and Anooraq.

Anooraq technical staff are carrying out a due diligence assessment of the Ga-Phasha Project with the assistance of South African consultants, including Global Geo Services ("GGS"). The Ga-Phasha property consists of four farms, Pashaskraal, Klipfontein, Avoca and De Kamp, comprising a total area of approximately 9,700 hectares. The mineral rights are held by Rustenburg Platinum Mines, a wholly owned subsidiary of Anglo Platinum. Anglo Platinum and others have carried out extensive drilling and other exploration work on the Ga-Phasha property. In 2002, preliminary engineering and mine planning studies were also done.

Mineralization occurs in two horizons: the UG2 Reef and the Merensky Reef. Most of the exploration work has been undertaken on the Pashaskraal and Klipfontein farms, defining significant mineral resources (or mineralized material), which are tabulated below. The resources on the Avoca and De Kamp farms represent the down-dip extension of the mineralization on Klipfontein and Pashaskraal.

Cautionary Note to US Investors Concerning Estimates of Inferred Resources
This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will even be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Category	Tonnes (millions)	4PGM g/t	Pt g/t	Pd g/t	Au g/t	Rh g/t	Contained Ounces PGM
UG2 REEF @ 4 g/t cut-off, Pashaskraal and Klipfontein farms
Measured	10.2	6.56	2.89	3.08	0.17	0.41	2,150,000
Indicated	55.5	7.05	3.10	3.31	0.18	0.44	12,579,000
Total Meas. + Ind.	65.7	6.97	3.07	3.28	0.18	0.44	14,729,000
Inferred	33.9	7.20	3.17	3.17	0.19	0.45	7,839,000
MERENSKY REEF @ 2 g/t cut-off, Pashaskraal and Klipfontein farms
Measured	10.4	4.44	1.95	2.09	0.12	0.28	1,484,000
Indicated	32.9	4.37	1.92	2.05	0.11	0.28	4,621,000
Total Meas. + Ind.	43.3	4.39	1.93	2.06	0.11	0.28	6,105,000
Inferred	39.8	4.28	1.88	2.01	0.11	0.27	5,478,000
UG2 REEF @ 4 g/t cut-off, Avoca and De Kamp farms
Inferred	77.6	7.05					17,590,000
MERENSKY REEF @ 2 g/t cut-off, Avoca and De Kamp farms
Inferred	97.6	4.34					13,620,000

GGS estimated the mineral resources by ordinary kriging. Eugene H Siepker, M Sc., Pr.Sci.Nat., of GGS, is the independent qualified person for the mineral resource estimate and the technical report, which is filed on www.sedar.com. The measured and indicated resources, within the UG2 horizon are based 41 and 42 holes, respectively, and the measured and indicated resources within the Merensky Reef are based on 40 and 21 holes, respectively. The current geological estimates include 40% loss or dilution for faults and other features. As a result, the above estimates are considered to be conservative. There has also been ongoing drilling, the data for which has not been received by the Company and, consequently, is not reflected in these resource estimates.

ANOORAQ RESOURCES CORPORATION QUARTERLY REPORT JANUARY 31, 2004

Assuming the transaction between Anooraq and Pelawan is completed, Anooraq and its consultants have proposed a $2.65 million budget for exploration and engineering work in 2004. Based on the due diligence work and the current resource assessment, the following exploration work is recommended:

(1)	The resource model should be updated, integrating the additional drilling that has been carried out in 2003/2004.

(2)	Additional drilling should be carried out in those areas that are currently outlined as inferred, and to upgrade the indicated resources to a measured category.

(3)	Additional exploration should focus on better defining the geological losses so that the current 40% estimate can be refined and/or reduced.

The program would also include data compilation, metallurgical and geo-technical testing, and environmental planning, to prepare for a pre-feasibility study.

Market Trends

Platinum prices were strong in 2003, averaging about US$693/oz; platinum has continued to rise in 2004, averaging US$848/oz in the year-to-date. Palladium prices averaged about US$202/oz in 2003, and have also increased in 2004, averaging US$226/oz in the year-to-date. Gold prices improved significantly in 2003, averaging about $364/oz for the year. Some analysts expect gold prices to average US$400/oz or more for the next two years.

Improving global economic conditions resulted in significant increases in base metal prices in 2003, and this trend has accelerated in early 2004. Nickel prices averaged US$4.38/lb in 2003 and about US$6.88/lb in 2004. Copper prices averaged US$0.81/lb in 2003 and about US$1.17/lb to date in 2004.

Financial Review

On December 24, 2003, the Company announced the completion of a private placement financing to qualified investors, lead by Desjardins Securities Inc and including Loewen Ondaatje McCutcheon Limited, as agents, for gross proceeds of $20,000,000. Proceeds will be used for working capital purposes and to facilitate the rapid advancement of Anooraq's large-scale PGM-nickel projects in South Africa.

At January 31, 2004, Anooraq had a positive working capital position of $26.3 million, as compared to $5.1 million as at the end of the previous quarter and $2.7 million at the end of the same quarter in fiscal 2003. The increase since last quarter is due primarily to the December 2003 financing.

The Company had 54,033,607 common shares outstanding at January 31, 2004.

Results of Operations

Revenue from interest of $84,354 in the first quarter of 2004 was higher than $36,019 in the previous quarter and $15,137 in the first quarter of the previous year as a result of the Company having higher cash balances on hand.

Expenses in the first quarter of fiscal 2004 were $2,469,275 as compared to $2,036,517 in the previous quarter and $652,825 in the first quarter of fiscal 2003. The most significant expense in the quarter was $1,369,977 in stock-based compensation. The value of stock-based compensation expense during the

ANOORAQ RESOURCES CORPORATION QUARTERLY REPORT JANUARY 31, 2004

period is based on a number of assumptions, some of which the Company has no control or influence over, including volatility, risk free interest rate, and the Company's stock price at the measurement date.

During the period, the Company recovered $256,000 in amounts it had previously determined as unrecoverable and had expensed. Consulting fees were $126,173, a significant increase from $7,111 in the prior quarter, and an increase from $11,547 spent in the first quarter of fiscal 2003. The increase was due to consulting costs associated with the Pelawan transaction and other potential property acquisitions. Overall activities have also increased on the Platreef property since early fiscal 2003, and have involved the development of additional news releases and technical reports during the past two quarters.

Exploration costs were the largest single expenditure in the first quarter, increasing to $858,963 from $790,563 in the previous quarter. The highest exploration costs were property option payments and geological and consulting. Property option payments totalled $353,866, of which $340,000 was a settlement pursuant to an agreement with Hinterland Metals Inc. related to the Platreef property. Geological and consulting costs of $115,610 are a decrease from $157,097 spent on geological wages in the previous quarter. The cost for site activities of $123,122 is an increase from $75,621 spent in the fourth quarter of fiscal 2003 and $28,236 spent in the first quarter of fiscal 2003. Site activity costs are principally associated with maintaining the field office in South Africa, but also with activities related to the 2003 and 2004 drill programs at Drenthe. The increase in transportation costs in the quarter (Q1 2004 - $105,865; Q4 2003 - $81,415; Q1 2003 - $35,734) is related to travel by technical staff in support of the drill programs at Drenthe and due diligence work on Ga-Phasha.

Related Party Transactions

Hunter Dickinson Inc. ("HDI") of Vancouver, British Columbia is a private company with certain directors in common with Anooraq. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. In the first quarter of fiscal 2004, Anooraq incurred costs of $59,285 from HDI, as compared to $289,892 in the prior quarter.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.